GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

September 29, 2011

Matthew Crispino, Esq.
Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

W270, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-176388

Dear Mr. Crispino:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 14, 2011.

General

Prospectus Cover Sheet

1.

The Company has determined that the funds should be held in its Counsel’s escrow account and not in its own business account despite the fact that there is no minimum number of securities that must be sold.  In essence, the Issuer prefers that an escrow agent oversee all subscriptions and thereafter work with the Transfer Agent regarding delivery of stock certificates.

Prospectus Summary

About W270, Inc.

2.

We have made the requested disclosures.

3.

We have made the requested disclosure.

Risk Factors

4.

We have edited the subheadings to make it clear as to the nature of each specific risk.

5.

We have revised the risk factors “Ability to implement…” and “Fluctuations in our financial results…” We have deleted or removed the risk factors “Risks associated with rapid…” and “We have no patent…”

6.

We have made the requested disclosures.

7.

We have made the requested disclosures.

8.

We have made the requested disclosures.

9.

We have made the requested disclosures.

10.

We have made the requested disclosure.

11.

We have eliminated the phrase referred to in the Comment.

Use of Proceeds

12.

We have made the requested disclosure.

Operations

13.

We have made additional disclosures. A specific timeline is not possible because there is no way of estimating when or if necessary funds will be obtained. That factor is disclosed multiple times throughout the prospectus.

Business

14.

We have revised the specified disclosure.

Directors, Executive Officers, Promoters and Control Persons

15.

The disclosure regarding Mr. Fry has been edited.

Involvement in Certain Legal Proceedings

16.

We have made the requested change.

Description of Capital Stock

17.

We have revised the disclosure concerning the preferred stock to avoid duplication.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

W270, Inc.

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